(d)(2)(iv)

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING MUTUAL FUNDS

and

ING INVESTMENTS, LLC

Series	Annual Investment Management Fee
(as a percentage of average daily net assets)
ING Foreign Fund	1.00% of assets up to $500 million 0.90% of assets in excess of $500 million

ING Global Equity Dividend Fund	0.70%

ING Global Natural Resources Fund	1.00% of assets up to $50 million 0.75% of assets in excess of $50 million

ING Russia Fund	1.25%